

March 4, 2013

Via Facsimile
Mr. Mark T. Brown
Galileo Petroleum Ltd.
625 Howe Street, Suite 750
Vancouver, British Columbia
Canada, V6C 2T6

     Re: Galileo Petroleum Ltd.
              Form 20-F for the Fiscal Year ended June 30, 2012
              Filed December 14, 2012
              File No. 0-51352

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended June 30, 2012

Selected Consolidated Financial Information, page 4

1.   Please expand your presentation to comply with General Instruction G(c) of Form 20-F and Instruction 2 to Item 3.A of Form 20-F, as applicable, to include U.S. GAAP selected financial data for all five years, and if you did not follow IFRS as issued by the IASB in preparing your financial statements, to also include reconciliations to U.S. GAAP.

Independent Auditors' Report, page 74

2.   As a foreign private issuer, you are not required to reconcile your financial statements to U.S. GAAP if your financial statements have been prepared in accordance with IFRS as issued by the IASB. If you believe that you satisfy this criterion please disclose in Note 3(a) that your financial statements comply with IFRS as issued by the IASB.

In addition, please ask your auditors to revise their report to include an opinion on whether your financial statements comply with IFRS as issued by the IASB. Please read the guidance in Item 17(c) of Form 20-F if you require further clarification.

Otherwise, your financial statements will need to be revised to include a reconciliation to U.S. GAAP to comply with Item 17, and this will need to be audited.

3.   You will need to obtain an audit that is based on auditing standards established by the PCAOB to comply with Rule 2-02 of Regulation S-X and the interpretive guidance in SEC Release 34-49708. Once this has been accomplished, please amend your filing to include an audit report that is consistent with this requirement, with reference to the PCAOB and signed by your auditor. You may refer to the guidance in Instruction 2 to Item 8.A.2 of Form 20-F if you require further clarification.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief